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IMPORTANT ANNUAL MEETING INFORMATION

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Vote by Internet

- Go to **www.envisionreports.com/AIN**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Stockholder Meeting Notice

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Important Notice Regarding the Availability of Proxy Materials for the Albany International Corp. Stockholder Meeting to be Held on May 29, 2015.

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual stockholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

www.envisionreports.com/AIN

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.

Step 1: Go to **www.envisionreports.com/AIN** to view the materials.
Step 2: Click on **Cast Your Vote or Request Materials**.
Step 3: Follow the instructions on the screen to log in.
Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before May 15, 2015 to facilitate timely delivery.

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Stockholder Meeting Notice

Dear Albany International Corp. Stockholder:

The 2015 Annual Meeting of Stockholders of Albany International Corp. (the "Company") will be held at the Company's offices at 216 Airport Drive, Rochester, New Hampshire, on Friday, May 29, 2015, at 9:00 a.m. (local time).

Proposals to be considered at the Annual Meeting:

(1) Election of Directors;
(2) to ratify the appointment of KPMG LLP as the Company's independent auditors;
(3) to approve, by non-binding vote, executive compensation;
(4) to approve the adoption of the Amended and Restated Certificate of Incorporation to clarify and update the provisions related to restrictions on the transfer of our Class B Common Stock; and
(5) to consider and act upon any other business that may properly come before the meeting or any adjournment(s) thereof.

The Board of Directors recommends a vote "FOR" Items 1, 2, 3 and 4.

The Board of Directors has fixed the close of business on April 6, 2015 as the record date (the "Record Date") for the determination of stockholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment(s) thereof.

Stockholders of record as of the Record Date are encouraged and cordially invited to attend the Annual Meeting.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.



Here's how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

→ **Internet** – Go to **www.envisionreports.com/AIN**. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send email to investorvote@computershare.com with "Proxy Materials Albany Internation" in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by May 15, 2015.

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